50 3/4/03

03002436

VF 3-3-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Witan Securities, LLC

RECD S.E.C.
FEB 2 7 2003
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 North Michigan Avenue 11th Floor
(No. and Street)

Chicago (City) Illinois (State) 60601-7601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul E. McAllister 312-819-4399
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

233 North Michigan Avenue Suite 2500 (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul E. McAllister swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Witan Securities, LLC as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JEANNE EDWARDS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/30/04

Notary Public

Signature

Title
Managing Director

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Financial Condition.
- [ ] (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital.
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BDO Seidman, LLP
Accountants and Consultants

233 N. Michigan Avenue, Suite 2500
Chicago, Illinois 60601
Telephone: (312) 856-9100
Fax: (312) 856-1379

Independent Auditors' Report

To the Members
Witan Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Witan Securities, LLC (an Illinois Limited Liability Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Witan Securities, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

BDO Seidman, LLP

Chicago, Illinois
January 30, 2003

WOLFPACK Cooperation, Collaboration, Concentration, Communication SM

Witan Securities, LLC

Statement of Financial Condition

December 31,		2002
Assets		
Cash and Cash Equivalents	$	14,705
	$	14,705
Members' Equity, 10,000 units authorized, issued and outstanding (Notes 1 and 2)	$	14,705
	$	14,705

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Nature of Business

Witan Securities, LLC (the "Company"), formerly Witan, LLC, was formed in September 2000 to provide financial advisory services, mergers/acquisitions assistance and private placement or credit facility arrangements. In March 2001, upon successful application of membership with the National Association of Securities Dealers, Inc., the Company changed its name to Witan Securities, LLC. Since March 2001, the Company's principal activities have been to assist clients in raising equity and debt capital through private placement of securities.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers operating as a placement agent.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry account of, or for, customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(3).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Business and Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid debt instruments with three months or less to maturity to be cash equivalents.

Income Taxes

Because the Company is an Illinois Limited Liability Company, the members/principals are individually responsible for income taxes that result from the operations of the Company. As such, federal and state income taxes payable by the members/principals are not reflected in the accompanying financial statements.

1. Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, there was no indebtedness and the regulatory net capital was $14,705 which was $9,705 in excess of its required regulatory net capital of $5,000 at December 31, 2002. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

2. Related Party Transactions

Certain of the Company's operating expenses are paid for by KGN Financial Services, L.L.C. ("KGN"), which is a noncontrolling 50% member of the Company. The operating agreement of the Company contains an advance agreement between the Company and KGN. The advance agreement provides for KGN to pay for the Company's expenses (the "advances"), not to exceed a total amount outstanding of $250,000. The Company is obligated to repay these advances only to the extent that such repayment does not result in the violation of the Company's aggregate indebtedness to net capital ratio of the greater of (i) 15:1 or (ii) as mandated by the NASD Regulations, or result in the Company's net capital being less than 150% of the minimum requirements mandated by NASD Regulations. The form of the advance agreement was submitted to, and approved by, the NASD.

As of December 31, 2002, repayment of the advances would result in the Company violating these ratios. Total accumulated costs relating to the Company, as recorded by KGN, are $57,377.

Costs paid for by KGN on behalf of the Company have been recorded as expenses in the period in which they were incurred, and have been recognized as capital contributions. Should the Company repay any of these amounts in the future, these repayments will be recorded as a return of capital.

SEC MAIL PROCESSING
FEB 2 7 2003
WASH. D.C. SECTION

Witan Securities, LLC

Statement of Financial Condition

As of December 31, 2002

Contents

Facing Page to Form X-17 A-5	2a
Affirmation of Officers	2b
Independent Auditors' Report	3
Financial Statements	
Statement of Financial Condition	4
Summary of Business and Significant Accounting Policies	5-6
Notes to Statement of Financial Condition	7

SEC MAIL
RECEIVED
FEB 27 2003
WASH, D.C.
187

Witan Securities, LLC

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

As of December 31, 2002

Contents

Facing Page to Form X-17 A-5	2a
Affirmation of Officers	2b
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	3-4

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52931

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Witan Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 North Michigan Avenue 11th Floor

(No. and Street)

Chicago	Illinois	60601-7601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul E. McAllister 312-819-4399

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — if individual, state last, first, middle name)

233 North Michigan Avenue Suite 2500	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul E. McAllister swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Witan Securities, LLC as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JEANNE EDWARDS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04/30/04

Signature

Title
Managing Director

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Financial Condition.
- [ ] (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital.
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BDO

BDO Seidman, LLP
Accountants and Consultants

233 N. Michigan Avenue, Suite 2500
Chicago, Illinois 60601
Telephone: (312) 856-9100
Fax: (312) 856-1379

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members
Witan Securities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental material of Witan Securities, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparison.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WOLFPACK Cooperation, Collaboration, Concentration, Communication SM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

Chicago, Illinois
January 30, 2003